UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 11-K

______________

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

Daktronics, Inc.

(Name of issuer of the securities held pursuant to the plan)

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Year Ended April 30, 2009

ii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan (the “Plan”) as of April 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2009 and 2008, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
October 28, 2009

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2009 AND APRIL 30, 2008

	Year Ended
	April 30, 2009	April 30, 2008
ASSETS
Investments at fair value
Daktronics, Inc. common stock	$18,430,698	$27,038,265
Mutual funds	21,210,165	28,291,559
Money market mutual fund	1,436,513	2,593,531
Common collective trust	2,897,358	2,107,547
Participant notes receivable	930,867	939,001
	44,905,601	60,969,903

Receivables
Employer matching contributions	341,575	346,589
Employer profit sharing contributions	401,702	607,271
Accrued interest	3,205	25,614
	746,482	979,474

Total assets	45,652,083	61,949,377

LIABILITIES
Accrued administrative expenses	25,219	28,379
Excess contributions payable	78,210	49,451
Total liabilities	103,429	77,830
Net assets available for benefits, at fair value	45,548,654	61,871,547

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	108,200	27,143
Net assets available for benefits	$45,656,854	$61,898,690

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2009 AND APRIL 30, 2008

	Year Ended
	April 30, 2009	April 30, 2008

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(20,857,070)	$(13,210,935)
Interest and dividends	704,823	723,498
	(20,152,247)	(12,487,437)

Contributions
Employer	1,777,441	1,775,370
Participants and plan transfers	4,218,545	4,279,401
	5,995,986	6,054,771
Total net deductions	(14,156,261)	(6,432,666)

Deductions from net assets attributed to
Benefits paid to participants	1,939,912	6,113,063
Administrative expenses	145,663	142,099
Total deductions	2,085,575	6,255,162
Net decrease in net assets	(16,241,836)	(12,687,828)

Net assets available for benefits:
Beginning of year	61,898,690	74,586,518
End of year	$45,656,854	$61,898,690

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  SIGNIFICANT ACCOUNTING POLICIES

Nature of business of Plan Sponsor:  Daktronics, Inc. and its subsidiaries are engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products which are sold in a variety of markets throughout the world and rendering related maintenance and professional services.  Our products are designed primarily to inform and entertain people through the communication of content.

Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

Reclassification:  Certain reclassifications have been made to the fiscal year 2008 financial statements to conform to the presentation used in the fiscal 2009 financial statements. These reclassifications had no affect on the net assets available for benefits.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment valuation and income recognition:  The Daktronics, Inc. 401(k) Plan (the “Plan”) investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in the common collective trust (“CCT”) which are stated at fair value as reported by the CCT fund.  Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Wells Fargo Stable Return Fund N4 is a CCT fund which has all its assets invested in Wells Fargo Stable Return Fund G.  The fair value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G.  The fair value of the CCT is adjusted to contract value, in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Fully Benefit-Responsive Investment Contracts:  The Plan, through its investment in the Wells Fargo Stable Fund, invests in fully benefit-responsive investment contracts.  The Plan follows FSP AAG INV-1 and AICPA SOP 94-4-1.  The FSP defines the circumstances in which an investment contract is considered to be a fully benefit-responsive investment contracts in a defined-contribution pension plan.

As required under FSP AAG INV-1, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  AICPA SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value.  The requirements of the FSP were reflected in the statements of net assets available for benefits as of April 30, 2009 and 2008.

Fully benefit-responsive investment contracts are recorded on the Form 5500 at contract value, whereas in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

Payment of benefits:  Benefit payments are recorded when paid.

New Accounting Pronouncements:  In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157 Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value.  SFAS No. 157 also expands disclosures about fair-value measurements.  SFAS No. 157 as issued was effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued FSP No. 157-2, Effective Date of FASB Statement No. 157 that deferred the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities.  Accordingly, the Plan adopted certain parts of SFAS No. 157 at the beginning of fiscal year 2009 and the adoption had no impact to the Plan’s financial position or results.  The remaining parts of SFAS No. 157 will be adopted by the Plan at the beginning of fiscal year 2010.  The Plan has not yet determined the impact, if any, that the implementation of the remaining aspects of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities will have on the Plan’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities.  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Plan did not elect to apply the fair value option for any financial assets or liabilities.

Note 2.  INFORMATION REGARDING THE PLAN

The following description of the Plan provides only general information.  More complete information on the provisions of the plan can be found in the Plan agreement.

General:  The Plan is a defined contribution plan providing benefits for substantially all U.S. based employees of the Company who have attained 21 years of age and have completed one year of service.  Notwithstanding the preceding, employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainment of 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participant’s contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Internal Revenue Code (the “Code”). Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions: The Company may make discretionary profit sharing contributions to the accounts of eligible participants as defined in the Plan and as approved by the Company’s Board of Directors.  In the twelve months ending April 30, 2009 and April 30, 2008, respectively, the Company matched 50% of the first 6% of each eligible participant’s contribution.  Additional discretionary contributions were made for the year ended April 30, 2009 equal to 1.1% of pay to a maximum of $200 per participant and for the year ended April 30, 2008 equal to 1.4% of pay to a maximum of $400 per participant.

Participants’ accounts:  Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses, and it is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan’s provisions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Non-participant directed investments are invested in a mutual fund.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participant’s accounts become fully vested after five years of credited service, vesting at the rate of 20% per year commencing after one year of service.  U.S. based employees hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan.

Investment fund information:  Participants may individually direct employee contributions in various mutual funds, common collective trust, money market accounts and Daktronics, Inc. common stock. Participants may change their investment options daily.

Participant notes receivable:  Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest is paid ratably no less than biweekly through payroll deductions.

Excess contributions refundable:  At April 30, 2009 and April 30, 2008, payables of $78,210 and $49,450, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.

Forfeited accounts:  During the years ended April 30, 2009 and April 30, 2008, respectively, forfeitures of the non-vested accounts of terminated participants of $44,817 and $26,963 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses consisting of investment management services fees and audit fees are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

Note 3.  INVESTMENTS

During the years ended April 30, 2009 and April 30, 2008, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended
	April 30,	April 30,
	2009	2008
Daktronics, Inc. common stock	$(11,761,870)	$(12,524,900)
Mutual Funds	(9,191,531)	(846,049)
Common Collective Trust	96,331	160,014
	$(20,857,070)	$(13,210,935)

Investments that represent 5% or more of the fair value of the Plan’s net assets as of April 30, 2009 and 2008 are as follows:

	April 30, 2009	April 30, 2008
Investments, at fair value:
Daktronics, Inc. common stock	$18,430,698	$27,038,265
Euro Pacific Growth Fund	4,101,847	6,470,826
Investment Company of America Fund	3,870,787	5,732,701
Growth Fund of America Fund	3,681,210	5,114,186
Wells Fargo Stable Return Fund N4	2,897,358	2,107,547
MFS Total Return Fund	2,409,538	2,558,094

The following represents holdings and transactions in Daktronics, Inc. common stock, a party-in-interest:

	April 30, 2009	April 30, 2008
Investments, at fair value:
Daktronics, Inc. common stock	$18,430,698	$27,038,265

	Year Ended
	April 30, 2009	April 30, 2008
Changes in Daktronics common stock due to:
Contributions	$4,996,698	$7,145,655
Dividends	164,457	111,886
Net realized and unrealized depreciation in fair value	(11,761,870)	(12,524,900)
Distributions to participants	(2,006,852)	(6,035,576)
	$(8,607,567)	$(11,302,935)

Note 4.  FAIR VALUE MEASUREMENT

SFAS No. 157, as described previously, defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The fair value hierarchy within SFAS No. 157 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities).  A financial asset or liability’s classification within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.   The following table presents the Plan’s assets valued at fair value as of April 30, 2009 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Daktronics, Inc. Common Stock	$18,430,698	$–	$–	$18,430,698
Common Collective Trust	–	2,897,358	–	2,897,358
Mutual Funds	21,210,165	–	–	21,210,165
Money Market Mutual Fund	1,436,513	–		1,436,513
Participant Notes Receivable	–	–	930,867	930,867
TOTAL	$41,077,376	$2,897,358	$930,867	$44,905,601

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the Plan year ended April 30, 2009:

Participant Notes Receivable
Balance, beginning of period	$939,001
Purchases, sales, issuances, and settlements (net)	(8,134)
Balance, end of period	$930,867

Note 5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6.  TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 31, 2001 stating that the form of the plan is qualified under Section 401 of the Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2007-6 and Revenue Procedure 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8.  SUBSEQUENT EVENTS

On May 28, 2009, Board of Directors of Daktronics, Inc. declared payment dividend of $0.095 per share payable on June 23, 2009 to holders of record of its common stock on June 9, 2009.

Effective August 1, 2009, the quarterly 401(k) match made on employee contributions decreased from fifty percent (50%) of the first six percent (6%) of the employee’s pay during the quarter to twenty five percent (25%) of the first six percent (6%) of the employee’s pay during the quarter.

Effective August 10, 2009, the Janus Perkins Mid-Cap Value Fund was added to the plan. On the same date, the Lord Abbett Mid-Cap Value Fund was closed to contributions. Investment elections for future contributions automatically transferred to the Janus Perkins Mid-Cap Value Fund. Funds remaining in the Lord Abbett Mid-Cap Value Fund transferred on August 12, 2009 to the Janus Perkins Mid-Cap Value Fund.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Shares	Cost	Current Value

Common Stock:
Daktronics, Inc. common stock*	2,038,794	$18,028,515	$18,430,698
Common collective trust:
Wells Fargo Stable Return Fund*	68,766	2,929,601	3,005,558
Mutual Funds:
Pimco Total Return Fund	163,134	1,705,748	1,667,226
Euro Pacific Growth Fund	144,330	5,671,829	4,101,847
Growth Fund of America Fund	170,663	4,882,908	3,681,210
Investment Company of America Fund	188,268	6,734,040	3,870,787
Lord Abbett Mid-Cap Value Fund	129,766	2,460,892	1,318,424
MFS Total Return Fund	215,330	3,061,919	2,409,538
T Rowe Price Mid-Cap Growth Fund	54,314	2,672,809	1,960,745
T Rowe Price Small Capitalization Fund	87,752	2,543,857	1,794,534
Wells Fargo Index Fund*	12,759	559,231	405,854
		$30,293,233	$21,210,165
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	1,436,513	$1,436,513	$1,436,513
Participant notes receivable (with interest rates
ranging from 4.25% to 10.5%, maturing
through November, 2013)		$930,867	$930,867
		$53,618,729	$45,013,801

___________________

*Indicates a party-in-interest to the Plan.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By: /s/ William R. Retterath
     William R. Retterath
     Chief Financial Officer

Date:  October 28, 2009